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VIA EDGAR

August 25, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jeffrey Riedler, Assistant Director
           Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K filed February 26, 2010 DEF 14A filed April 8, 2010 File No. 1-15202

Dear Mr. Riedler:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below is Berkley’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 16, 2010 to Eugene G. Ballard, Berkley’s Senior Vice President -- Chief Financial Officer, relating to Berkley’s proxy statement on Schedule 14A filed on April 8, 2010.  For your convenience, we have set forth below the Staff's comment in italics, followed by Berkley's response thereto.

Definitive Proxy Statement

Executive Compensation Decisions During the Last Fiscal Year, Page 30

1.	We note your response to comment 1 and the disclosure included in your proxy statement. We continue to believe a more specific discussion of the reasonable assessment is warranted. For example:

▪	With respect to Mr. Ballard, please provide more details about the assessment of the financial accounting department and strategic and accounting issues that warranted the incentive bonus;
▪	With respect to Mr. Lederman, please provide more details about the assessment of the legal department and its responses to law and regulations; and
▪	With respect to Mr. Shiel, provide more information about the assessment of his management of the investment department.

The requested information is similar to the discussion you have included related to the annual incentive bonus payments made to Mr. William R. Berkley and Mr. R. William Berkley, Jr.

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Mr. Jeffrey Riedler
Securities and Exchange Commission
August 25, 2010

Please confirm that you will provide more information about the assessments in your 2011 proxy statement.

In response to this comment, we expect to enhance our disclosure, commencing with our 2011 proxy statement, along the lines described below (proposed additional text in bold italics), with adjustments as necessary to reflect the considerations taken into account with respect to 2010 bonuses:

Annual Incentive Bonus.   For Messrs. Ballard, Lederman, and Shiel, the CEO determined, and reviewed with the Committee, the 2009 bonus amounts, as shown in the Summary Compensation Table, based on a reasoned subjective assessment of Company performance (primarily ROE) and individual performance. As with the CEO, also considered were amounts paid in prior years, the Company’s 2009 performance in 2009 relative to prior years and the Company’s performance relative to industry peers.  See the discussion on CEO bonus for a more detailed analysis of Company performance.

For Mr. Ballard, the CEO reviewed his management of the financial accounting department as well as management of strategic accounting and treasury issues related to the Company’s business. The assessment of Mr. Ballard’s performance included consideration of his role in the Company’s tax and investor relations areas as well as his contributions to the Company’s strategic initiatives.

For Mr. Lederman, the CEO reviewed his management of the legal department and management of the legal department’s responses to laws and regulations as they relate to the Company’s business. Mr. Lederman’s contributions to the Company’s strategic initiatives and litigation management were also considered as part of the assessment of his individual performance.

For Mr. Shiel, the CEO reviewed his management of the investment department. In addition, for Mr. Shiel, consideration was given to performance of the Company’s investment portfolio and his involvement in the structuring, risk management and allocation of the Company’s invested assets.

The 2009 bonus award for each of Mr. Ballard and Mr. Lederman was $325,000, which represented a 4.5% decline over the prior year. The reduction in bonus amount was due primarily to Company performance. The 2009 bonus award for Mr. Shiel was brought back in line with Messrs. Ballard and Lederman, or $325,000, after having been reduced by 50% in 2008.

Mr. Jeffrey Riedler
Securities and Exchange Commission
August 25, 2010

As noted in our previous response letter, during 2009 there were no specific individual and/or corporate goals and performance objectives used to determine these bonuses.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       John Krug (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)